UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2002 – Second Submission

SILVER STANDARD RESOURCES INC.
(Name of Registrant)

999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

- Notice of Annual General Meeting of Members dated April 1, 2002
- Form of Proxy
- Annual Return Card Form
- Quarterly and Year End Report, Form 51-901F dated April 12, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc. -- SEC File No. 0-26424
(Registrant)

Date: May 14, 2002

By:

Linda J. Sue, Corporate Secretary

SILVER STANDARD RESOURCES INC.
#1180 - 999 WEST HASTINGS STREET
VANCOUVER, B.C., V6C 2W2

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the annual general meeting of the members of Silver Standard Resources Inc. (the "Company") will be held in the Presidents Room of the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Thursday, the 16th day of May, 2002, at 2:00 p.m. (Vancouver time) for the following purposes:

1. To receive the report of the Directors;
2. To receive the audited consolidated financial statements of the Company for the year ended December 31, 2001 (with comparative statements relating to the preceding financial period) together with the report of the Auditors thereon;
3. To elect Directors;
4. To appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;
5. To grant authority to the Directors to amend existing and new stock options granted to Insiders, including amendments to reduce the exercise price of such options, provided such amendments are in compliance with the guidelines prescribed by the Canadian Venture Exchange in effect at the time of amendment;
6. To ratify all acts and proceedings of the directors and officers since the last annual general meeting;
7. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's 2001 Annual Report (containing the Directors' Report to Shareholders and the audited consolidated financial statements of the Company for the year ended December 31, 2001), an Information Circular, a Form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the Meeting either in person or by proxy. Those unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 1st day of April, 2002.

BY ORDER OF THE BOARD

"Linda J. Sue"
Linda J. Sue
Corporate Secretary

SILVER STANDARD RESOURCES INC.
#1180 - 999 WEST HASTINGS STREET
VANCOUVER, B.C., V6C 2W2

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Silver Standard Resources Inc. (the "Company") for use at the Annual General Meeting of the Members of the Company (the "Meeting") to be held on Thursday, May 16, 2002 at the time and place for the purposes set forth in the Notice of Meeting distributed with this Information Circular. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by regular employees of the Company at nominal cost. The cost of this solicitation will be borne directly by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors or officers of the Company. **A member wishing to appoint some other person (who need not be a member) to represent him at the meeting has the right to do so, either by stroking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy.** A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A member who has given a proxy may revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, #1180 - 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2 at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will be voted for the election of directors and the appointment of auditors as stated under those headings in this information circular or withheld from voting if so indicated on the form of proxy.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

Such shares will on a poll be voted in favour of each matter for which no choice has been specified by the shareholder.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	100,000,000 common shares without par value
Issued and Outstanding as of April 1, 2002	32,120,927 common shares without par value

Only members of record at the close of business on April 1, 2002 (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote and every proxyholder duly appointed by a holder of a share who would have been entitled to vote, shall have one vote, and on a poll, every member present or represented by proxy shall have one vote for each share of which the member is the registered holder.

As of April 1, 2002, the directors and officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, 279,000 common shares of the Company, representing 0.8% of the outstanding common shares.

To the knowledge of the Directors and senior officers of the Company, no person or company beneficially holds directly or indirectly, or exercises control or direction over more than 10% of the outstanding voting shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect five directors for the ensuing year.

The directors of the Company are elected annually and hold office until the next annual general meeting of the members or until their successors in office are duly elected. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the *Company Act* (British Columbia).

Pursuant to Section 111 of the *Company Act* (British Columbia), Advance Notice of the Meeting was published in The Province newspaper on March 13, 2002.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of securities of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence[1]	Principal Occupation and, **If Not** at Present an **Elected** Director, Occupation During the Past 5 Years[1]	Previous Service as a Director	Number of Common Shares[2]
R.E. Gordon Davis [3] [4] Director Canada	Chairman and President of Canplats Resources Corporation	Since February, 1996	Nil
David L. Johnston Director Canada	Director, Silver Standard Resources Inc.	Since May, 2000	1,000
Catherine McLeod-Seltzer Director Canada	President of Pacific Rim Mining Corp., 1996 to present.	Since January 2, 2002	Nil
William Meyer [4] Director Canada	Chairman of the Board, Minco Mining & Metals Corp.	Since March, 1993	10,000
Robert A. Quartermain [3] President and Director Canada	President, Silver Standard Resources Inc.	Since January, 1985	226,000

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3) Denotes member of Audit Committee. Alex Ritchie, who resigned as a director effective March 27, 2002, was a member of the Audit Committee.

(4) Denotes member of Compensation Committee. Alex Ritchie, who resigned as a director effective March 27, 2002, was a member of the Compensation Committee.

At present the Company does not have an executive committee.

Mr. Quartermain is a director of the Company's subsidiaries, Silver Standard U.S. Inc., Silver Standard Mexico, S.A. de. C.V., Minera Silver Standard Chile S.A., Minera Silver Standard S.A. (Bolivia), Salta Gold Ltd. (Caymans), Silver Standard (BVI) Inc., Silver Assets, Inc., Candelaria Mining Company and Newhawk Gold Mines Ltd.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $100,000 or more whether or not they are an executive officer at the end of the financial year.

The Company currently has one named executive officer, Robert A. Quartermain (the "Named Executive Officer"). The following table sets forth the compensation awarded, paid to or earned by the Company's Named Executive Officer during the year ended December 31, 2001:

Summary Compensation Table

Name and Principal Position	Year[(1)]	Salary ($)[(2)]	Bonus ($)	Other Annual Compen-sation	No. of Securities under option	Restricted Shares or restricted share units	LTIP Pay Outs	All other compen-sation[(3)]
R.A. Quartermain President	2001	$123,153	0	0	411,200	0	0	$ 8,715
	2000	$ 82,742	0	0	666,000	0	0	$57,073
	1999	$ 74,444	$30,000	0	250,000	0	0	$ 682

(1) Financial year ended December 31, 2001 December 31, 2000 and December 31, 1999.

(2) Up to May 1, 1999 a portion of Mr. Quartermain's salary was charged to the Company by Golden Knight Resources Inc. based on time spent on the Company's affairs. After May 1, 1999 Mr. Quartermain's salary was paid by the Company. During 2000 and 2001, a portion of Mr. Quartermain's salary has been allocated to two related companies.

(3) Represents life and medical insurance payments made, contributions made to the Company's Group RRSP plan and financial planning services. In 2000, other compensation also included reimbursement by the Company to Teck Corporation for contributions made by Teck Corporation to its Senior Salaried Employees Pension Plan, of which Robert A. Quartermain was a participant. The Teck plan provided defined retirement benefits generally equal to 2% times the number of years of service times the average of the highest sixty consecutive months of earnings. In May, 2000, Mr. Quartermain was terminated from the Teck plan. The Company's pension top-up allocation for the plan was $52,370 and this amount was paid to Teck Corporation in 2000. Mr. Quartermain joined the Company's Group RRSP plan in 2000. Under this plan, Mr. Quartermain contributed 6% of his monthly earnings and the Company contributed 5.5%. A total of $6,600 was contributed by the Company in 2001.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company does not have any LTIP's.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to or exercised by the Named Executive Officer or directors during the year ended December 31, 2001.

Option Grants in Last Financial Year

The following stock options were granted to the Named Executive Officer and the other directors of the Company during the year ended December 31, 2001:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
R. A. Quartermain	225,000 186,200	77.8% 87.2%	$2.50 $3.01	$2.50 $3.01	Aug. 16, 2006 Nov. 6, 2006
Directors (4) who are not Executive Officers	171,000 50,200	59.2% 23.5%	$2.50 $3.01	$2.50 $3.01	Aug. 16, 2006 Nov. 6, 2006

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the year ended December 31, 2001 by the Named Executive Officer and directors and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Financial Year-End (#)(3) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(3)(4) Exercisable/ Unexercisable
Robert A. Quartermain	656,000	641,975	411,200 exercisable 0 unexercisable	$616,414 exercisable 0 unexercisable
Directors (4) who are not Executive Officers	414,586	422,997	246,614 exercisable 0 unexercisable	$416,289 exercisable 0 unexercisable

(1) Number of common shares of the Company acquired on the exercise of stock options.

(2) Calculated using the closing prices for a board lot of common shares of the Company on the Canadian Venture Exchange on day of exercise.

(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(4) Value using the closing price of common shares of the Company on the Canadian Venture Exchange on December 31, 2001 of $4.23 per share, less the exercise price per share.

Pension Plans

The Company does not have a pension plan other than a Group RRSP available to all employees after one year of service. The Company does not provide retirement benefits for directors.

Termination of Employment, Change in Responsibilities and Employment Contracts

Under an agreement dated July 1, 2000 between the Company and Robert A. Quartermain, the Company engaged Mr. Quartermain to act as its chief executive officer. The agreement provides for Mr. Quartermain to receive a base salary of $10,000 per month for a period of two and one half years to be renewed for further one-year terms on agreement between the parties. Mr. Quartermain must devote at least 20 days per month in performance of his duties and responsibilities with any additional time compensated at a rate of $500 per day or equivalent time off. Upon termination, Mr. Quartermain may receive, depending on the circumstances, a payment of up to $250,000.

Composition of Compensation Committee

The Compensation Committee of the Board of Directors consists of Messrs. R.E. Gordon Davis and William Meyer. Mr. Alex Ritchie, who resigned as a director effective March 27, 2002, was a member of the Compensation Committee. The majority are outside directors.

Report on Executive Compensation

The Compensation Committee of the Board of Directors of the Company has the responsibility for determining executive and management direct remuneration and stock options. The President's function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.

In July 2000, an employment contract was signed between Robert A. Quartermain and the Company. See "Termination of Employment, Change in Responsibilities and Employment Contracts" above.

The current compensation levels of the executive and management reflect the Company's level of activity and is strongly influenced by the Company's progress towards achieving its goals of growth, production and enhanced shareholder value.

Share Performance Graph

The following performance graph compares the yearly percentage change in the cumulative total return on the Company's Common shares since December 31, 1996 with the cumulative total change in the TSE 300 Gold & Precious Minerals Total Return Index and the TSE 100 Resource Total Return Index, assuming the reinvestment of dividends, where applicable, for a comparable period.

SILVER STANDARD COMPARISON OF 5 YEAR TOTAL COMMON SHAREHOLDERS' RETURN


DOLLARS
200
150
100
50
0
Silver Standard
TSE 100 Resource
TSE Gold & Precious Minerals
1996
1997
1998
1999
2000
2001

For the financial years	1996	1997	1998	1999	2000	2001
Common Shares of Silver Standard Resources Inc.	100.00	121.00	20.00	31.00	34.00	71.00
TSE 100 Resource Total Return Index	100.00	82.00	71.00	86.00	90.00	108.00
TSE Gold & Precious Minerals Total Return Index	100.00	57.00	53.00	44.00	27.00	47.00

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company, no proposed management nominee for election as a director of the Company and no associate or affiliate of any such director, officer or proposed management nominee of the Company is or has been indebted to the Company or any of its subsidiaries at any time during the last completed financial year.

CORPORATE GOVERNANCE

The Board of Directors of Silver Standard assumes responsibility for the stewardship of the Company and insofar as it allows management to direct the Company's activities on a day to day basis, the Board of Directors has established broad parameters for the Company. Silver Standard is a silver-focussed company, and as a result, strategic planning around this activity, from the board perspective, is simple. However, on a project specific basis, the Board has to identify the principal risks associated with the business of the Company in the various jurisdictions in which it operates as well as ensure that management has systems in place to cope with these risks. Due to the small size of the management team, there is not a specific succession of planning and training systems in place, however, the Board will react as required to any changes in senior management. The Board ensures that communication practices are maintained with both the shareholder base and as required by regulatory authorities. Through the auditors, the Board ensures the integrity of the Company's internal controls and management information systems. The majority of Silver Standard's Directors are unrelated directors. The Board does not have an independent board committee for proposing new nominees to the Board as it is felt that the size of the Board is adequate at this time. The Board also does not feel it is necessary at this time to strike a committee for assessing the effectiveness of individual board members. Each member has considerable experience in the running of public and mining/resource companies and this is sufficient to meet the needs of the Company at this point in time. As a result of the experience within the Board of Directors and their associations with publicly-traded companies, an orientation program has not been provided to them, however, should new Directors without this experience be elected by the shareholders, then appropriate information would be provided.

As expressed above, the Board has determined that its size is appropriate for the activity level of the Company at this point in time. Board members are currently compensated solely by stock options and as the Company matures and has access to cash flow, then the Board would review its remuneration to ensure that it conforms to that of its peers.

Silver Standard's committees are the Compensation Committee and the Audit Committee and both of these Committees are composed of a majority of unrelated and independent directors. Due to the size of the Board, the entire Board has reviewed this Corporate Governance Statement and concurs that it accurately reflects the Company's activities. At Directors' Meetings, the strategic plan and focus of the Company is reviewed along with the ability of management to continue to deliver on these corporate objectives. By the virtue of size, the Board does not have a Chair nor a Lead Director as all Board Members have an equal vote and say in the activities of the Company and all Board Meetings involve management. As expressed above, the Audit Committee of the Board is composed of a majority of outside Directors. However, the Company will implement a professional search for a new Director such that the Audit Committee has an individual who has familiarity with financial statements at a senior level so as to meet both TSE and NASDAQ policies. The Board does not currently have a policy as it relates to Directors appointing independent outside advisors, however, should an opportunity or situation arise, the Board would review the same and would seek out the best advice available to it. The Board of Directors currently does not have a specific charter as it relates to its activities, nor is there a specific set of criteria laid out for selecting, appointing and terminating the CEO. Nor does it have a specific program for succession planning for Senior Management. The Compensation Committee does approve the compensation of senior management and the Board does have a strategic plan for the Company and monitors these activities. The Board approves annual capital and operating plans and monitors these performances against the plans as well as assesses the various business risks associated with these activities to determine the level that is acceptable to the Company. The Board relies on senior management to ensure the integrity of the Corporation's internal controls and management information systems. There is as yet no formal orientation program for new Directors or a committee that assesses the contribution of all various Board Members. The Board does, however, review the Company's Communication Policy.

Based on shareholder distribution, the activity of the Board of the Company is not influenced by any one shareholder and the Company is not currently a subsidiary of any other corporation. There are currently no specific functions that are the exclusive responsibility of outside Directors other than unrelated and independent Directors who sit on Board Committees. As a result, there is no charter, no current list of potential Director candidates, no specific indicators that measure the CEO's performance except for the Company's accretive growth. It has been mentioned that the Company is not of sufficient size to have a Board Chair, and accordingly, there is no requirement for a regular assessment of the Board Committees or the Individual Directors; individual Committees that have Charters where specific duties are identified for Outside Directors; no requirement for Chair or a Lead Director; and that the President and CEO act as Chair of meetings and Managing Director of the Corporation. Outside Directors do not meet regularly without management present. The Board has appointed a Corporate Secretary who has been with the Company now for 20 years. The Audit Committee is composed of a majority of outside directors who are unrelated and the Audit Committee is in the process of finding a new Director who is sufficiently experienced and has a basic level of financial literacy. This Audit Committee does not have a formal Charter that establishes its relationship to internal and external auditors, oversees the risk management process, internal controls, deals with earnings management and fraudulent financial reporting as these are all handled at the Board level. The Company has a Communication Policy to ensure that there is Continuous Disclosure to shareholders and that the guidelines for the various Exchanges, including the TSE , the CDNX and NASDAQ, as well as the Ontario Securities Commission, the B.C. Securities Commission and the U.S. Securities and Exchange Commission are followed as they relate to a B.C. incorporated company. Systems are in place so that press releases are drafted and reviewed internally and externally prior to them being issued and accountability rests with the management in this regard. The Company does not have a specific guideline to deal with accountabilities in Crisis Communications. By virtue of the annual report that is enclosed, the Board of Directors reports on an annual and quarterly basis to shareholders on the Company's progress, including its risk management activities. Suffice it is to say that mineral exploration is a high-risk industry in a multi-jurisdictional environment where certain risks are not easily quantifiable and shareholders should be aware of the same.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons, had since January 1, 2001 (being the commencement of the Company's last completed financial period) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, other than the following:

On December 14, 2001, the Company purchased the Diablillos silver-gold project from Pacific Rim Mining Corp. ("Pacific Rim"). Under the terms of the purchase agreement, the Company agreed to pay a total of US $3.4 million to Pacific Rim for the Diablillos project, consisting of staged cash payments totalling US $1.5 million by December 31, 2001 and US $1.9 million in cash or common shares, at the Company's election, on or before December 31, 2003. The first two cash payments totalling US $1.0 million were paid to Pacific Rim at closing, and a further cash payment of US$500,000 was made on December 31, 2001. On January 18, 2002, the Company issued 383,025 common shares at a deemed price of US$2.61 per share to Pacific Rim to fulfill the payments due on June 30, 2002 and December 31, 2002. On January 2, 2002, Catherine McLeod-Seltzer, president and director of Pacific Rim, was appointed to the board of directors of the Company.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying form of Proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, British Columbia as auditors of the Company to hold office until the next Annual General Meeting and for a resolution to authorize the directors to fix the remuneration of such auditors. Coopers and Lybrand, prior to its merger with Price Waterhouse, were first appointed auditors of the Company in October, 1989.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

Directors and senior officers, may however, be interested in the general authorization granted to the Company's Board of Directors with respect to "Stock Options to Insiders" as detailed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Options to Insiders

Since the date of the Company's last annual general meeting, the Board of Directors, on behalf of the Company, granted stock options to certain Insiders of the Company (as defined in the Securities Act of British Columbia). All such options were granted in accordance with the policies of, and were accepted for filing by, the Canadian Venture Exchange. The Company's Board of Directors is requesting, at this annual general meeting, the approval of disinterested shareholders to any amendments to such grants, including an amendment to reduce the exercise price.

For the purpose of satisfying any and all regulatory requirements, the Company is seeking the approval of disinterested shareholders, **in advance**, to each amendment which may be made by the Company to the terms of existing stock options remaining outstanding which were granted to Insiders and any amendments to new options to be granted to Insiders, including amendments to reduce the exercise price of such existing and new stock options. Any new options will be granted and/or amended, or any alterations to existing options will be made, only in accordance with the policies of the Canadian Venture Exchange in effect at the time of grant or amendment. The Company is presently classified as a Tier 1 Company by the Canadian Venture Exchange. The present policies of the Canadian Venture Exchange with respect to options granted by Tier 1 Companies may be summarized as follows:

(a) the aggregate number of shares that may be reserved for issuance pursuant to the granting of stock options shall not exceed 10% of the issued shares of the Company and must not exceed 5% of the issued shares of the Company to any one individual at the time of granting of the options;

(b) all options granted are subject to a hold period of four months from the date of grant;

(c) Subject to a minimum price of $0.10 per share, the exercise price of an incentive stock option shall not be less than the market price on the day before the date on which the directors grant the options, less an allowable discount;

(d) all options granted shall be non-assignable and non-transferable;

(e) disinterested shareholder approval is required for an amendment to reduce the exercise price of any stock options granted to an Insider;

(f) any amendment to the terms of an option agreement must be accepted for filing by the Canadian Venture Exchange prior to the amendment becoming effective.

Accordingly, the members will be asked at the annual general meeting to pass an ordinary resolution in the following terms:

> "RESOLVED that authority is hereby granted to the Directors to:
>
> (a) amend existing stock options granted to Insiders, including amendments to reduce the exercise price of such existing stock options; and
>
> (b) amend any new stock options to be granted to Insiders, including amendments to reduce the exercise price of such new stock options;
>
> provided such options and amendments are in compliance with the guidelines prescribed by the Canadian Venture Exchange in effect at the time of grant or amendment."

Acts and Proceedings of Directors and Officers

It is proposed to ratify all acts and proceedings of the directors and officers of the Company since the last Annual General Meeting of the members of the Company. These acts and proceedings relate to the general management of the Company's affairs, including the administration of its properties and all payments of money, as well as any acts taken by the directors to issue shares for cash, services or property, all as reflected on the Company's records.

It is not known whether any other matter will come before the Meeting other than those set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of Proxy intend to vote on them in accordance with their best judgement.

BOARD APPROVAL

The Notice of Annual General Meeting dated April 1, 2002 and this Information Circular and accompanying Form of Proxy have been approved by the Board of Directors of the Company for mailing to members.

DATED at Vancouver, British Columbia, this 1st day of April, 2002.

BY ORDER OF THE BOARD

"Linda J. Sue"
Linda J. Sue
Corporate Secretary

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF SILVER STANDARD RESOURCES INC. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON MAY 16, 2002 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints R.A. Quartermain, the President and a director of the Company, or failing this person, R.E. Gordon Davis, or in the place of both of the foregoing, Linda J. Sue, or in the place of the foregoing, ______________________________ (PLEASE PRINT NAME), or in the place of the foregoing, ______________________________, (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or _______________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. **Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:**

	For	Withhold
1. (a) to elect R.E. Gordon Davis as director	☐	☐
(b) to elect David L. Johnston as director	☐	☐
(c) to elect Catherine McLeod-Seltzer as director	☐	☐
(d) to elect William Meyer as director	☐	☐
(e) to elect Robert A. Quartermain as director	☐	☐
2. To appoint PricewaterhouseCoopers LLP, Chartered Accountants as the auditor of the Company	☐	☐

	For	Against
3. To authorize the directors to set the auditor's remuneration.	☐	☐
4. To grant authority to the Directors to amend existing and new stock options as granted to Insiders, including any amendments to reduce the exercise price of such options.	☐	☐
5. To ratify all acts and proceedings of the directors and officers of the Company since the last Annual General Meeting of the members of the Company	☐	☐

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Signature: ______________________________ **Date:** ______________________

(Proxy must be signed and dated)

Name: ______________________________

(Please Print)

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

To be used at the Meeting, this Proxy must be received at the offices of ***Computershare Trust Company of Canada*** *by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting or with the Chairman of the Meeting on the day of the Meeting prior to its commencement. The mailing address of* ***Computershare Trust Company of Canada is 100 University Avenue, Toronto, Ontario,Canada M5J 2Y1, Attention: Proxy Department,*** *and its fax numbers are:* ***within North America: 1-866-249-7775*** *and* ***within Toronto (416) 263-9524.***

1. ***If the shareholder wishes to attend the Meeting to vote on the resolutions in person,*** please register your attendance with the Company's scrutineers at the Meeting.

2. ***If the shareholder's securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions,*** please insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary.

   Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions, the shareholder can ***appoint another person,*** who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.

4. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions and to ***appoint one of the nominees named by management*** as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.

6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8. To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or be delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

ANNUAL RETURN CARD FORM

(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO: REGISTERED AND NON-REGISTERED
SHAREHOLDERS OF **SILVER STANDARD RESOURCES INC.**
(the "Company")
CUSIP NO. 82823L106

National Policy Statement No. 41 / Shareholder Communication provides members with the opportunity to elect annually to have their name added to an issuer's **SUPPLEMENTAL MAILING LIST** in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to **COMPUTERSHARE TRUST COMPANY OF CANADA**, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. .

****

Name of Registered /
Non-Registered Shareholder: ______________________________
(Please print)

Address: ______________________________

____

Postal/Zip Code: ______________________________

I CERTIFY THAT I AM A REGISTERED / NON-REGISTERED (circle one)
SHAREHOLDER OF SILVER STANDARD RESOURCES INC.

Signature: ______________________________

Date: ______________________________

****

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y	M	D
Silver Standard Resources Inc.	December 31, 2001	2002	04	12

ISSUER ADDRESS
#1180 – 999 West Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL. NO.
Vancouver	B.C.	V6C 2W2	(604) 689-3847	(604) 689-3846

CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.silver-standard.com

CERTIFICATE

The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2002	04	12

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2002	04	12

Silver Standard Resources Inc.

Consolidated Financial Statements
December 31, 2001, 2000, and 1999
(expressed in thousands of Canadian dollars)

February 26, 2002

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 19, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

"Robert A. Quartermain" "Ross A. Mitchell"

Robert A. Quartermain
President

Ross A. Mitchell
Vice President, Finance

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of
Silver Standard Resources Inc.

We have audited the consolidated balance sheets of **Silver Standard Resources Inc.** as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2001, 2000, and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000, and 1999 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C., Canada
February 26, 2002

Silver Standard Resources Inc.

Consolidated Balance Sheets

As at December 31, 2001 and 2000

(expressed in thousands of Canadian dollars, except number of shares)

	2001 $	2000 $
Assets		
Current assets		
Cash and cash equivalents	5,577	3,309
Accounts receivable (note 12)	209	195
Prepaid expenses	178	42
	5,964	3,546
Reclamation deposits	110	84
Investments (note 4)	100	100
Mineral property costs (note 5)	39,136	27,205
Fixed assets (note 6)	89	135
	45,399	31,070
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	422	368
Current portion of long-term debt (note 7)	22	33
	444	401
Provision for reclamation (note 14)	503	500
Long-term debt (note 7)	143	165
Mineral property payable (notes 8 and 20)	3,326	-
Minority interest (note 3(d))	45	45
	4,461	1,111
Shareholders' Equity		
Capital stock (note 9)		
Authorized		
100,000,000 common shares without par value		
Issued		
30,913,953 common shares (2000 - 24,266,458)	66,108	52,078
Warrants (note 11)	326	-
Deficit	(25,496)	(22,119)
	40,938	29,959
	45,399	31,070

Nature of operations (note 1)

Subsequent events (note 20)

Approved by the Board of Directors

"R.E. Gordon Davis" Director "William Meyer" Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2001, 2000, and 1999

(expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	2001 $	2000 $	1999 $
Exploration and mineral property costs			
Property examination and exploration	107	174	320
Mineral property costs written off (note 5)	1,744	68	-
Reclamation (note 14)	201	329	154
	2,052	571	474
Expenses			
Depreciation	25	23	65
General and administration	1,105	992	584
Professional fees	80	86	58
Salaries and employee benefits	307	317	229
	1,517	1,418	936
	(3,569)	(1,989)	(1,410)
Other income (expenses)			
Investment income	176	204	67
Investment write-downs and gain on sale	-	(3)	5
Fixed asset write-downs and gain (loss) on sale	-	18	(2)
Gain on sale of mineral property	1	94	-
Gain on sale of subsidiary	-	-	119
Foreign exchange gain (loss)	15	(29)	(43)
	192	284	146
Loss for the year	(3,377)	(1,705)	(1,264)
Deficit - Beginning of year	(22,119)	(20,414)	(19,150)
Deficit - End of year	(25,496)	(22,119)	(20,414)
Weighted average number of shares outstanding	26,375,208	22,217,789	17,723,577
Basic and diluted loss per common share	(0.13)	(0.08)	(0.07)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2001, 2000, and 1999

(expressed in thousands of Canadian dollars)

	2001 $	2000 $	1999 $
Cash flows from operating activities			
Loss for the year	(3,377)	(1,705)	(1,264)
Items not affecting cash			
Depreciation	25	23	65
Mineral property costs written off	1744	68	-
Investment write-downs and gain on sale	-	3	(5)
Fixed asset write-downs and (gain) loss on sale	-	(18)	2
Gain on sale of mineral property	(1)	(94)	-
Gain on sale of subsidiary	-	-	(119)
	(1,609)	(1,723)	(1,321)
Changes in non-cash working capital items - net of acquisitions (note 3)			
Accounts receivable and prepaid expenses	(137)	(6)	1,185
Accounts payable and accrued liabilities	100	(267)	(1,001)
	(1,646)	(1,996)	(1,137)
Cash flows from financing activities			
Shares issued for cash	11,174	5,901	3,132
Share issue cash costs	(26)	(4)	(32)
Repayment of long-term debt	(22)	(3)	-
	11,126	5,894	3,100
Cash flows from investing activities			
Proceeds on sale of investments - net of expenses	-	-	95
Mineral property costs	(4,591)	(2,623)	(3,068)
Proceeds on sale of mineral property	1	94	-
Purchase of fixed assets	(28)	-	-
Proceeds on sale of fixed assets	49	20	249
Proceeds on sale of subsidiary - net of expenses	-	-	119
Acquisitions (note 3)	(2,625)	(1,024)	1,722
Reclamation deposit (advance) recovery	(18)	19	123
	(7,212)	(3,514)	(760)
Increase in cash and cash equivalents	2,268	384	1,203
Cash and cash equivalents - Beginning of year	3,309	2,925	1,722
Cash and cash equivalents - End of year	5,577	3,309	2,925

Supplementary cash flow information (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

1 Nature of operations

The company is in the process of acquiring and exploring silver mineral properties. The company plans to develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

Management has estimated that the company will have adequate funds from existing working capital, and proceeds from exercise of share purchase warrants to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2 Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP), as they affect the company, are disclosed in note 19.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its subsidiaries, the principal ones being Newhawk Gold Mines Ltd. (Newhawk), Silver Standard (BVI) Inc., Candelaria Mining Company (Candelaria), Pacific Rim Mining Corporation Argentina, S.A. (Pacific Rim Argentina), and Silver Assets Inc. (Silver Assets). The company now consolidates its 100% interest in Sulphurets. Prior to the acquisition described in note 3(b), the company proportionately consolidated its 60% interest in the Sulphurets Joint Venture, which was reflected as the Sulphurets mineral property.

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Foreign currency translation

The company's subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year, except for those relating to long-term monetary assets and liabilities, which are deferred and amortized over the lives of the related items.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with an initial maturity of 90 days or less. Short-term investments are restricted to deposits with major Canadian banks and/or commercial paper of investment grade issuers.

Investments

Investments are recorded at cost. If other than temporary impairment in value has occurred, they are written down to estimated market value.

Mineral property costs

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and will be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period they are incurred.

Management of the company regularly reviews the net carrying value of each mineral property, with a view to assessing whether there has been any impairment in value. When the carrying value of a property exceeds its net recoverable amount, a provision is made for the decline in value.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flow to be generated from its properties.

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

Mineral property option and royalty agreements

Option payments and certain royalties are exercisable at the discretion of the optionee and, accordingly, are accounted for on the cash basis.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the company's option and royalty payments received are in excess of costs incurred, at which time they are then credited to income.

Fixed assets

Fixed assets are recorded at cost less accumulated depreciation. Depreciation is calculated using the declining balance method at rates ranging from 15% to 30% per annum.

Provision for site restoration

Site restoration and cleanup costs for exploration projects are estimated and charged to operations when reasonably determinable. Upon commencement of production, estimated future costs for reclamation and closure of producing properties will be provided for over the life of the orebody on a unit-of-production basis.

Share option plan

From time to time, the company issues stock options as described in note 10. No compensation expense is recognized for this plan when shares or stock options are issued. Consideration paid for shares on exercise of the stock options is credited to capital stock.

Warrants

Share purchase warrants issued as consideration for mineral properties are recorded at fair value. Share purchase warrants issued with common shares as part of a unit are not separately assigned a value.

Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the company's financial statements. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

3 Acquisitions

a) In April 2001, the company exercised its option to acquire a 100% interest in the Candelaria property (note 5(g)). The acquisition closed on October 1, 2001 with the company making cash payments of US$65,834 ($103,947), issuing 600,000 common shares valued at $1,962,000, issuing 600,000 common share purchase warrants valued at $326,000 (note 11), and issuing $300,000 non-interest bearing promissory notes. The fair value of the consideration amounted to $2,691,947, which has been allocated to mineral property costs.

b) In August 2001, the company acquired a 20% direct interest in the Manantial Espejo property (note 5(d)) by issuing 400,000 common shares valued at $920,000. The company then transferred half of this interest (representing 10% valued at $460,000) and cash of $125,000 to Black Hawk Mining Inc. (Black Hawk) in exchange for a 40% direct interest in the Sulphurets property. The company accounted for the acquisition of the remaining interest in the Sulphurets Joint Venture as a purchase with total consideration of $528,000. The purchase price was assigned as follows:

	$
Net assets acquired	
Cash	8
Accounts receivable	13
Reclamation deposits	8
Mineral property costs (note 5(h)	499
	528
Consideration	
Cash	125
Mineral property (10% Manantial Espejo)	460
Less: Reversal of accounts payable	(57)
	528

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

c) In November 2001, the company acquired 100% of Pacific Rim Argentina, a company incorporated in Argentina which owns the Diablillos silver-gold project in Argentina (note 5(f)). The company has accounted for the acquisition as a purchase for total consideration of US$3,426,391 ($5,429,649). The purchase price was assigned as follows:

	$
Net assets acquired	
Mineral property costs (note 5(f))	5,433
Provision for reclamation	(3)
	5,430
Consideration	
Cash	2,404
Long-term mineral property payable	3,026
	5,430

d) In September 2000, the company acquired 91.8% of Silver Assets, a public company incorporated in California. Silver Assets has a 90.56% interest in Rio Grande Mining Company (Rio Grande), which holds the Shafter silver project in Texas (note 5(h)). On November 9, 2000, the California Secretary of State accepted for filing a document which effected the acquisition of the remaining outstanding minority stockholdings in Silver Assets. The company has accounted for the acquisition as a purchase of 100% of Silver Assets, for total cash consideration of US$693,601 ($1,024,293). The purchase price was assigned as follows:

	$
Accounts receivable	1
Mineral property costs (note 5(h))	1,455
	1,456
Current liabilities	(219)
Long-term debt	(168)
Minority interest in Rio Grande	(45)
Net assets acquired for cash consideration	1,024

4 Investments

	2001 $	2000 $
Convertible debenture - Sandy K. Mines Ltd., without interest, due December 31, 2002	100	100

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

5 Mineral property costs

At December 31, mineral property costs are as follows:

	Acquisition costs $	Exploration costs $	Total $
Bowdens	10,451	3,538	13,989
El Asiento	-	1,744	1,744
Manantial Espejo	2,567	3,394	5,961
Candelaria	221	422	643
Shafter	1,455	267	1,722
Suphurets	1,894	1,252	3,146
Balance - December 31, 2000	16,588	10,617	27,205
Bowdens	10,714	3,945	14,659
Bluey's	7	35	42
Manantial Espejo	3,143	5,590	8,733
Challacollo	31	145	176
Diablillos	5,433	33	5,466
Candelaria	2,981	904	3,885
Shafter	1,677	849	2,526
Suphurets	2,393	1,256	3,649
Balance - December 31, 2001	26,379	12,757	39,136

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

Acquisition costs and exploration expenditures incurred during the years ended December 31, 2000 and 2001 are as follows:

	Australia		Latin America				United States		Canada		
	Bowdens $	**Bluey's $**	**El Asiento $**	**Manantial Espejo $**	**Challa-collo $**	**Diablillos $**	**Candelaria $**	**Shafter $**	**Sulphurets $**	**Nickel Mountain $**	**Total $**
Balance - December 31, 1999	13,664	-	1,744	4,309	-	-	203	-	3,146	68	23,134
Acquisition costs	-	-	-	-	-	-	111	1,455	-	-	1,566
Assays	24	-	-	92	-	-	24	-	-	-	140
Camp costs	78	-	-	278	-	-	4	21	-	-	381
Consulting	39	-	-	13	-	-	25	141	-	-	218
Drafting/engineering	3	-	-	26	-	-	26	1	-	-	56
Drilling	57	-	-	467	-	-	54	-	-	-	578
Environment	14	-	-	-	-	-	16	15	-	-	45
Field administration	20	-	-	191	-	-	4	25	-	-	258
Property holding costs	1	-	-	192	-	-	143	20	-	-	338
Geology	88	-	-	210	-	-	33	10	-	-	341
Legal	1	-	-	7	-	-	-	34	-	-	42
Value added tax	-	-	-	176	-	-	-	-	-	-	176
	325	-	-	1,652	-	-	329	267	-	-	2,573
Costs written off in the year	-	-	-	-	-	-	-	-	-	(68)	(68)
Balance - December 31, 2000 (carried forward)	13,989	-	1,744	5,961	-	-	643	1,722	3,146	-	27,205

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

	Australia		Latin America				United States		Canada		
	Bowdens $	Bluey's $	El Asiento $	Manantial Espejo $	Challa-collo $	Diablillos $	Candelaria $	Shafter $	Sulphurets $	Nickel Mountain $	Total $
Balance - December 31, 2000 (brought forward)	13,989	-	1,744	5,961	-	-	643	1,722	3,146	-	27,205
Acquisition costs	263	7	-	576	31	5,433	2,760	222	499		9,791
Assays	16	4	-	83	13	-	-	-	-	-	116
Camp costs	112	4	-	419	61	-	103	249	-	-	948
Consulting	20	-	-	2	54	-	24	172	-	-	272
Drafting/engineering	39	-	-	69	2	-	16	15	-	-	141
Drilling	92	18	-	524	-	-	-	-	-	-	634
Environment	3	-	-	4	-	-	106	23	-	-	136
Field administration	23	-	-	252	1	-	22	34	-	-	332
Property holding costs	-	-	-	32	7	33	189	33	-	-	294
Geology	99	9	-	493	2	-	17	16	-	-	636
Legal	3	-	-	23	5	-	5	40	4	-	80
Value added tax	-	-	-	295	-	-	-	-	-	-	295
	407	35	-	2,196	145	33	482	582	4	-	3,884
Costs written off in the year	-	-	(1,744)	-	-	-	-	-	-	-	(1,744)
Balance - December 31, 2001	14,659	42	-	8,733	176	5,466	3,885	2,526	3,649	-	39,136

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

a) Bowdens, Australia

The company owns a 100% interest in the Bowdens project in New South Wales, Australia and has continuing annual expenditure requirements of approximately Australian (Aus) $85,500 to maintain its interest.

The company has an agreement to acquire certain back-in rights held by Rio Tinto Exploration Pty Ltd., the original vendor, by issuing 160,000 common shares (issued), committing to pay Aus $1,500,000 on the commencement of production of the Bowdens project, and granting a royalty of a 2% net smelter return up to US$5,000,000 in royalties and 1% thereafter. The obligations of the company under the agreement are collateralized by a mortgage on certain properties in the Bowdens project.

b) Bluey's, Australia

In August 2001, the company entered into an agreement whereby it may earn a 51% joint venture interest in the Bluey's silver property and the surrounding tenement in Australia's Northern Territory by incurring exploration expenditures over time totalling Aus $750,000. The company may increase its interest to 100% on completion of a bankable feasibility study with the vendor retaining a 4% net smelter royalty or a 10% net profits interest.

c) El Asiento, Bolivia

In 1996, the company entered into an agreement with Corporacion Minera de Bolivia (COMIBOL) to acquire a 100% interest in the El Asiento property through staged exploration expenditures.

During 1998, the company reviewed the carrying value of its investment and a write-off of $1,871,000 was made, leaving a carrying value of $1,744,000, reflecting the company's estimate of the net recoverable amount. During 1999 and 2000, no change was made to this carrying value and any holding costs incurred were expensed. During 2001, the company wrote off its remaining $1,744,000 investment in the property.

d) Manantial Espejo, Argentina

During 1998, the company entered into an agreement with Triton Mining Corporation (Triton), a wholly owned subsidiary of Black Hawk, to acquire a 40% interest in the Manantial Espejo project in Argentina. Triton held an 80% interest and the balance was held by a subsidiary of Barrick Gold Corporation (Barrick). Under the terms of the agreement, the company would earn a 50% interest in Triton's interest through cash payments of US$1,537,000 to Triton and exploration expenditures of US$4,500,000. As of December 31, 2001, cash payments of US$1,537,000 had been made to Triton and exploration expenditures of approximately US$4,100,000 had been made. During 2001, the date by which these expenditures must be incurred was extended to December 31, 2002.

In addition, the company has agreed to the work commitment schedule Triton has with the Argentine authorities calling for exploration expenditures to be spent in each of the years 1998 through 2002 amounting to a total of US$4,500,000. At December 31, 2001, US$1,400,000 of this obligation remains outstanding.

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

In August 2001, the company acquired the 20% direct interest in the Manantial Espejo property from Barrick by issuance of 400,000 common shares valued at $920,000 ($2.30 per share). Barrick retains a royalty of US$5.00 per ounce of gold and US$0.06 per ounce of silver which would be payable upon commencement of commercial production. In September 2001, the company transferred half of this 20% direct interest and $125,000 to Black Hawk in exchange for a 40% direct interest in the Sulphurets property in British Columbia (note 3(b)), such that Triton now holds a 90% interest in the property.

Subsequent to the year-end, the company has entered into an agreement to acquire the remaining 90% interest in the Manantial Espejo property (note 20(c)).

e) Challacollo, Chile

In November 2001, the company entered into an option agreement to purchase the Challacollo silver project in northern Chile owned by Sociedad Contractual Minera Septentrion (Minera Septentrion).

Under the terms of the agreement, the company will make cash option payments of US$1,500,000 staged over two years. The staged payments, which include a 5% vendor finder's fee, are US$20,000 paid on signing; US$130,000 by March 1, 2002; US$250,000 by August 1, 2002; US$500,000 by March 1, 2003 and US$600,000 by August 1, 2003. The property is subject to an existing 2% production royalty up to a maximum total of US$850,000 as well as a 2% production royalty to Minera Septentrion increasing to 3% once the existing royalty has been fully paid. The latter royalty can be purchased for US$1,500,000 at any time.

f) Diablillos, Argentina

In November 2001, the company acquired from Pacific Rim Mining Corp. (Pacific Rim) a 100% interest in Pacific Rim Argentina, which owns the Diablillos silver-gold project located in the province of Salta in northwestern Argentina.

Under the terms of the agreement, the company is to pay the vendors a total of US$3,400,000 consisting of staged cash payments of US$1,500,000 (paid) by December 31, 2001 and staged payments of US$1,900,000 in cash or common shares at the company's election. These staged payments are US$500,000 by June 30, 2002; US$500,000 by December 31, 2002; US$500,000 by June 30, 2003; and US$400,000 by December 31, 2003. Subsequent to the year-end, the company settled the 2002 payments of US$1,000,000 in full through issuance of common shares (note 8 and 20(a)).

g) Candelaria, U.S.A.

In November 1999, the company acquired an exclusive option from Kinross Gold Corporation (Kinross) to purchase a 100% interest in the permitted Candelaria silver mine in Nevada by issuing 50,000 common shares.

During the year ended December 31, 2000, the company extended the option period to March 31, 2001 to facilitate transfer of permits and reclamation bonds from Kinross to the company and to receive regulatory approvals. Under the terms of the extension agreements, the company issued 27,500 common shares, paid $50,000 and commenced paying holding costs associated with the property.

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

In April 2001, the company exercised its option to acquire a 100% interest in the Candelaria property. The acquisition closed on October 1, 2001, with the company giving consideration with a face value of $2,691,947 (note 3(a)), which has been allocated to mineral property costs. Under the terms of the agreement, Kinross is continuing reclamation work that is expected to be completed in the first quarter of 2002. The company has pledged the property as collateral pending the company arranging reclamation bonding.

h) Shafter, U.S.A.

During the year ended December 31, 2000, the company acquired a 90.56% interest in Rio Grande, which holds the Shafter Presidio Silver Mine (Shafter) located in Presidio County, Texas. Shafter consists of approximately 3,430 acres of land, of which Rio Grande owns or leases certain of the surface and/or mineral estate. Subsequent to the year-end, the company acquired through a short form merger the remaining interest in Rio Grande (note 20(b)).

The Shafter properties are subject to certain rental and royalty agreements with a previous owner and other current property lessors covering substantially all the acreage contained within the project. In the event mineral production were to commence in the future, these agreements would become effective. One of the more significant of these agreements was purchased by Rio Grande and the final US$75,000 payment plus interest on this payable was made in October 2000.

i) Sulphurets, Canada

The Sulphurets project comprises the Bruceside property in British Columbia, Canada now 100% held by Newhawk, a subsidiary of the company. Prior to the acquisition in August 2001 (note 3(b)), the project was held as a joint venture with Black Hawk. In November 2001, the company entered into an option agreement to sell its investment in the Sulphurets project including its interest in Newhawk, the Snowfields claim and one other non-core project, Blue Ice, for $3,800,000. The optionee has until April 10, 2002, unless mutually extended, to exercise the option.

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

6 Fixed assets

			2001
	Cost $	Accumulated depreciation $	Net $
Office equipment	335	253	82
Mining equipment	45	40	5
Land	2	-	2
	382	293	89

			2000
	Cost $	Accumulated depreciation $	Net $
Office equipment	307	225	82
Mining equipment	178	127	51
Land	2	-	2
	487	352	135

7 Long-term debt

	2001 $	2000 $
Amount payable to a former officer of Silver Assets in variable annual amounts over 20 years, discounted at 7.3%, final payment in 2015	114	141
Mortgage payable at 10%, due in monthly instalments of US$649, final payment due April 1, 2008	51	57
	165	198
Less: Current portion	22	33
	143	165

The mortgage is collateralized by certain properties in the Shafter project (note 5(h)).

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

8 Mineral property payable

	2001 $	2000 $
Amount payable in cash or shares regarding the acquisition of the Diablillos property (note 5(f)), non-interest bearing		
Due in 2002 - US$1,000,000 (i)	1,593	-
Due in 2003 - US$900,000	1,433	-
Total (note 3(c))	3,026	-
Amount payable in cash or shares regarding the acquisition of the Candelaria property, non-interest bearing, final payment April 1, 2002 (note 3(a))	300	-
	3,326	-

(i) Subsequent to the year-end, the company settled the 2002 payments of US$1,000,000 in full through issuance of common shares (note 20(a)).

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

9 Capital stock

Authorized
100,000,000 common shares without par value

	Number of shares	Amount $
Balance - December 31, 1999	20,438,047	46,120
Issued during the year		
For cash		
Private placement (a)	1,633,334	2,450
Exercise of options (note 10)	807,100	1,413
Exercise of warrants (note 11)	1,273,859	2,038
Finders' fee on private placement (a)	86,666	130
For mineral properties (note 5(g))	27,500	61
Fractional shares repurchased (b)	(48)	-
Share issue costs	-	(134)
Balance - December 31, 2000	24,266,458	52,078
Issued during the year		
For cash		
Private placement (c)	1,914,000	4,495
Exercise of options (note 10)	1,941,225	3,976
Exercise of warrants (note 11)	1,733,000	2,703
Finders' fee on private placement (c)	59,270	139
For mineral properties (notes 3(a) and 5(d))	1,000,000	2,882
Share issue costs	-	(165)
Balance - December 31, 2001	30,913,953	66,108

a) During the year ended December 31, 2000, the company completed a private placement and issued 1,633,334 units at $1.50 per unit. Each unit consisted of one common share plus one common share purchase warrant exercisable into 1,633,334 common shares at $1.50 per share until November 9, 2002. The company issued 86,666 units and paid $4,050 as finders' fees for the private placement.

b) At December 31, 1999, the issued shares included 77,356 shares allotted for Newhawk shareholders. A total of 77,308 of these shares were issued during the year ended December 31, 2000 and 48, representing fractional shares, were purchased by the company.

c) During the year ended December 31, 2001, the company completed two private placements. In May 2001, the company issued 764,000 units at $1.97 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable into a common share of the company at $2.32 per share until June 25, 2003. The company issued an additional 24,570 units as a finders' fee on this placement. In October 2001, the company issued 1,150,000 units at $2.60 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable into a common share of the company at $3.00 per share until October 29, 2003. The company issued an additional 34,700 units as a finders' fee on this placement.

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

10 Stock options

The company does not have an established share purchase option plan. However, from time to time, the Board of Directors may grant options to directors, officers, employees or consultants subject to approval by the regulatory authorities. The maximum term is usually five years, with the vesting period determined at the discretion of the Board of Directors. The exercise price on an option is the last closing price of the company's common shares, listed on the Canadian Venture Exchange, immediately preceding the grant.

Stock options issued to officers, employees and directors are as follows:

	2001		2000		1999	
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding at January 1	2,257,500	2.06	1,024,600	1.91	955,000	1.75
Granted	1,135,000	2.70	2,073,000	2.01	222,500	2.50
Exercised	(1,941,225)	2.05	(807,100)	1.75	(100,700)	1.75
Forfeited	(58,500)	2.29	(33,000)	2.09	(52,200)	1.82
Options outstanding at December 31	1,392,775	2.58	2,257,500	2.06	1,024,600	1.91
Options exercisable at December 31	1,376,525	2.58	1,528,800	2.01	915,850	1.84

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Weighted average remaining life (years)
2.50	50,000	50,000	October 7, 2004	2.8
2.10	40,797	40,797	April 17, 2005	3.3
2.00	2,303	2,303	May 16, 2005	3.4
2.09	20,000	20,000	June 5, 2005	3.4
1.90	144,675	144,675	December 28, 2005	4.0
2.50	685,000	672,500	August 16, 2006	4.6
3.01	450,000	446,250	November 6, 2006	4.8
	1,392,775	1,376,525		4.5

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

11 Warrants

During the year ended December 31, 2001, in connection with the acquisition of the Candelaria property described in note 3(a), the company issued 600,000 share purchase warrants which were assigned a value of $326,000. The remaining 1,973,270 warrants issued in the year were as part of units issued on private placements (note 9(c)).

The changes in warrants outstanding are as follows:

	2001		2000		1999	
Warrants outstanding	**Number of shares**	**Weighted average exercise price $**	**Number of shares**	**Weighted average exercise price $**	**Number of shares**	**Weighted average exercise price $**
At January 1	1,720,000	1.50	1,330,144	1.74	680,000	2.25
Granted	2,573,270	2.91	1,720,000	1.50	1,388,144	1.60
Exercised	(1,733,000)	1.56	(1,273,859)	1.60	(567,955)	1.93
Expired	-	-	(56,285)	4.88	(170,045)	2.00
At December 31	2,560,270	2.87	1,720,000	1.50	1,330,144	1.74

The following table summarizes information about warrants outstanding at December 31, 2001:

Exercise price $	**Warrants outstanding**	**Expiry date**	**Weighted average remaining life (years)**
3.50	600,000	October 1, 2002	0.8
1.50	113,000	November 9, 2002	0.9
2.32	662,570	June 25, 2003	1.5
3.00	1,184,700	October 29, 2003	1.8
	2,560,270		1.4

12 Related party transactions

During the year ended December 31, 2001, the company recorded management fees and expense reimbursements of $312,900 (2000 - $344,800; 1999 - $39,400) from companies related by common management. At December 31, 2001, accounts receivable include $ 93,500 (2000 - $142,000) from these related parties.

During the year ended December 31, 1999, the company was charged at cost approximately $122,000 for expenses paid on behalf of the company by a company related by directors in common.

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

13 Income taxes

a) The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2001	2000	1999
Statutory tax rate	45%	45%	45%
	$	$	$
Loss for the year	(3,377)	(1,705)	(1,264)
Provision for income taxes based on statutory rates	(1,520)	(767)	(569)
Differences in foreign tax rates	(1)	21	76
Losses for which an income tax benefit has not been recognized and other	1,521	746	493
	-	-	-

b) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's future tax assets as of December 31, are as follows:

	2001 $	2000 $
Long-term future tax assets		
Non-capital loss carryforwards	9,503	4,321
Fixed assets and resource properties	5,649	4,698
Share issuance costs	141	80
Total future tax assets	15,293	9,099
Valuation allowance for future tax assets	(15,293)	(9,099)
Net future tax assets	-	-

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

c) As of December 31, 2001, the company has approximately $11,234,000 in operating losses, $6,585,000 in capital losses, and $23,930,000 in accumulated Canadian and foreign exploration and development expenditures available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

Year of expiry	$
2002	197
2003	517
2004	325
2005	3,428
2006	3,391
2007	1,625
2008	1,751
	11,234

Subject to certain restrictions, the company also has exploration and development expenditures available to reduce future taxable income in Australia, Argentina, Bolivia, Chile, Mexico, the United States and Peru. Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

14 Reclamation

During the year ended December 31, 2001, the company incurred or provided for expenditures of $201,000 (2000 - $329,000; 1999 - $154,000) for estimated reclamation and site restoration costs.

At December 31, 2001, $503,185 (2000 - $500,000) has been recorded by the company as a provision for future reclamation expenses for its operations in British Columbia and Argentina. The requirement for reclamation is under review with the British Columbia provincial authorities. However, management is of the opinion that this amount approximates future site restoration costs.

15 Supplementary cash flow information

Cash and cash equivalents included in the cash flow statement comprise the following:

	2001 $	2000 $	1999 $
Cash on hand and balances held with banks	1,764	610	825
Short-term deposits	3,813	2,699	2,100
	5,577	3,309	2,925

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

During the years ended December 31, 2001, 2000, and 1999, the company conducted non-cash financing and investing activities as follows:

	2001 $	2000 $	1999 $
Non-cash financing activities			
Shares issued for business combination	-	-	5,142
Shares issued for mineral properties	2,882	61	110
Mineral property payable	3,326	-	-
Warrants issued for mineral properties	326	-	-
Shares issued for finders' fee	139	130	84
Finders' fee satisfied by issue of shares	(139)	(130)	(84)
	6,534	61	5,252
Non-cash investing activities			
On business combination for shares	-	-	(5,142)
Shares issued for mineral properties	(2,882)	(61)	(110)
Payable for mineral property	(3,326)	-	-
Warrants issued for mineral properties	(326)	-	-
	(6,534)	(61)	(5,252)

16 Segmented financial information

The company's principal operations are carried out in Canada, the United States, Latin America and Australia. The company has one operating segment, which is the exploration and future development of mineral properties. Mineral property expenditures by property are detailed in note 5. Segment assets by geographic location are as follows:

					2001
	Canada $	United States $	Latin America $	Australia $	Consolidated $
Fixed assets	82	-	6	1	89
Mineral property costs	3,649	6,411	14,375	14,701	39,136
	3,731	6,411	14,381	14,702	39,225

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

					2000
	Canada $	**United States** $	**Latin America** $	**Australia** $	**Consolidated** $
Fixed assets	123	-	8	4	135
Mineral property costs	3,146	2,365	7,705	13,989	27,205
	3,269	2,365	7,713	13,993	27,340

17 Commitments

The company has committed to payments under operating leases for the rental of office space. The future minimum lease payments required in each of the next five years under leases are as follows:

	$
2002	86,000
2003	22,000

18 Fair value of financial instruments

The estimated fair values of cash and cash equivalents, accounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate book values due to the short-term nature of these instruments. The company estimates the fair value of long-term debt and mineral property payable to approximate carrying value.

The company has determined that it is not practicable or cost effective to determine the estimated fair value of its convertible debenture investment (note 4).

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

19 Material differences between Canadian and United States generally accepted accounting principles (GAAP)

a) The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i) Resource properties and deferred costs

Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) 121.

ii) Stock-based compensation

For U.S. GAAP purposes, the company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the company's common shares at the date of grant, there is no compensation cost to be recognized by the company.

Under U.S. GAAP, when the exercise price of certain stock options is reduced, these options are accounted for as variable from the date of the repricing. Under this method, compensation expense is recognized when the exercise price exceeds the quoted market value of the company's common shares at the date of the grant. During the year ended December 31, 2001, no compensation expense has arisen in respect of variable plan options.

iii) Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are part of comprehensive income.

iv) Under Canadian GAAP, the fair value of shares issued by an acquirer to effect a business combination is based on the quoted market price of shares over a reasonable period before and after the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price at the date the business combination agreement is reached.

v) Under Canadian GAAP, foreign exchange gains and losses on translation of long-term debt are deferred and amortized over the term of the debt. Under U.S. GAAP, these gains and losses are reflected in net earnings as they arise.

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

b) Consolidated summarized balance sheets

	2001			2000		
	CDN GAAP $	Adjustments $	U.S. GAAP $	CDN GAAP $	Adjustments $	U.S. GAAP $
Assets						
Current assets	5,964	-	5,964	3,546	-	3,546
Mineral property costs (i) and (iv)	39,136	(12,757)	26,379	27,205	(10,617)	16,588
Other assets	299	-	299	319	-	319
	45,399	(12,757)	32,642	31,070	(10,617)	20,453
Liabilities						
Current liabilities	444		444	401	-	401
Other liabilities (v)	4,017	10	4,027	710	1	711
	4,461	10	4,471	1,111	1	1,112
Shareholders' Equity						
Capital stock (iv)	66,434	169	66,603	52,078	169	52,247
Deficit (i) and (v)	(25,496)	(12,936)	(38,432)	(22,119)	(10,787)	(32,906)
	40,938	(12,767)	28,171	29,959	(10,618)	19,341
	45,399	(12,757)	32,642	31,070	(10,617)	20,453

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

c) Consolidated statements of loss and deficit

	2001 $	2000 $	1999 $
Loss in accordance with Canadian GAAP	3,377	1,705	1,264
Exploration expenditures for the year (i)	3,884	2,573	2,330
Exploration costs written off during the year that would have been expensed in the year incurred (i)	-	(68)	-
Exploration costs recovered that would have been expensed in the year incurred	(1,744)	-	-
Foreign exchange loss/(gain) (v)	9	1	-
Loss in accordance with U.S. GAAP	5,526	4,211	3,594
Unrealized loss (gain) on available-for-sale securities (iii)	-	13	(7)
Comprehensive loss	5,526	4,224	3,587

d) Consolidated statements of cash flows

	2001 $	2000 $	1999 $
Cash flows from operating activities			
Per Canadian GAAP	(1,646)	(1,996)	(1,137)
Exploration expenditures (i)	(3,884)	(2,573)	(2,330)
Per U.S. GAAP	(5,530)	(4,569)	(3,467)
Cash flows from investing activities			
Per Canadian GAAP	(7,212)	(3,514)	(760)
Exploration expenditures (i)	3,884	2,573	2,330
Per U.S. GAAP	(3,328)	(941)	1,570

e) Impact of Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These new standards eliminate pooling as method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. The company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of assets and liabilities recorded in the consolidated balance sheets upon adoption. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS No. 142 will be adopted on January 1, 2002.

Also issued in June 2001 was SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

long-lived asset. The company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. This statement addresses accounting for discontinued operations and the impairment or disposal of long-lived assets. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In November 2001, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued CICA 3870, Stock-based Compensation and Other Stock-based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments and sets out a fair value based method of accounting which is required for certain, but not all, stock-based transactions. The company is analyzing the impact of Section 3870 and will adopt the section on January 1, 2002.

In November 2001, the Accounting Standards Board issued an amendment to CICA 1650, Foreign Currency Translation. These new rules eliminate the deferral and amortization of exchange gains and losses arising from the translation of long-term debt. Effective from January 1, 2002, the new rules will be applied retroactively and all translation gains and losses will be reported in earnings as they arise. As a result, there will be no continuing measurement differences between Canadian and U.S. GAAP with regards to exchange gains and losses arising from the translation of long-term debt.

20 Subsequent events

a) On January 28, 2002, the company made a US$1,000,000 payment to Pacific Rim under the terms of the agreement for the acquisition of the Diablillos silver-gold property in Argentina. The payment was made by the issuance of 383,025 common shares of the company based on a 20-day weighted average share price of approximately US$2.61 per share in settlement of the $1,593,000 payments due in 2002 (note 8).

b) On February 4, 2002, the Nevada Secretary of State accepted a filing document that effected the acquisition by the company of the remaining 9.44% outstanding minority stockholdings in Rio Grande. The cost of acquiring the minority stockholding is US$55,053 and will be paid out over time as shares are surrendered.

c) On February 25, 2002, the company entered into an agreement with Black Hawk whereby the company will purchase Black Hawk's remaining interest in the Manantial Espejo property for US$2,000,000 in cash or common shares of Pan American Silver Corp. (Pan American). This transaction will give the company a 100% interest in the property. The company concurrently entered into an agreement with Pan American to vend a 50% interest in the property for US$2,000,000 in cash or common shares. Pan American will pay 50% of the project costs from January 1, 2002 and contribute the first US$3,000,000 towards mine construction once a production decision is made. Both agreements are subject to regulatory approvals and are subject to closing on or before March 31, 2002.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT		
		Y	M	D
Silver Standard Resources Inc.	December 31, 2001	2002	04	12

ISSUER ADDRESS
#1180 – 999 West Hastings Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL. NO.
Vancouver	B.C.	V6C 2W2	(604) 689-3847	(604) 689-3846

CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.silver-standard.com

CERTIFICATE

The two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED		
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2002	04	12
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED**		
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2002	04	12

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT
SCHEDULE "B" – SUPPLEMENTARY INFORMATION
For the Twelve Months Ended December 31, 2001

1. **Mineral Property Costs:** See Note 5 of Schedule "A" – Audited Financial Statements as at December 31, 2001.

Schedule of Administrative Costs: For the twelve months ended December 31, 2001. *(expressed in Canadian dollars).*

Auto	$	2,622
Capital taxes - British Columbia		37,405
Computer		25,757
Consulting fees		14,185
Directors expenses		1,781
Donations		3,002
Dues and fees		18,242
Entertainment		4,872
Equipment storage		4,924
Freight and courier		4,599
Insurance		57,562
Interest and bank charges		5,620
Investor relations		204,613
Investor relations - special projects	**	385,822
Licenses		239
Listing and filing fees		35,398
Miscellaneous		(4,389)
Newhawk acquisition costs		16
Payroll administration fee		775
Postage		10,399
Property tax		2,797
Rent		87,530
Shareholder relations		199,230
Stationery and office supplies		21,275
Telephone and fax		14,296
Transfer agents		23,454
Travel		2,494
		1,164,520
Recoveries: Drafting		(11,085)
Recoveries: Administration and management fees		(48,800)
	$	1,104,635

** The significant item is a $369,445 expense during the fourth quarter which was associated with the mailing of a widely distributed financial publication on the prospects for silver in which Silver Standard Resources Inc. was discussed.

2. **Related Party Transactions**: See Note 12 of Schedule "A" – Audited Financial Statements as at December 31, 2001.

3. (a) Securities Issued During the Twelve months ended December 31, 2001:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds	Type of Consideration	Commission
Jan. 22/01	Common Shares	Option Exercise	75,600	$2.09	$158,004	Cash	N/A
Jan. 22/01	Common Shares	Option Exercise	50,000	$1.75	$ 87,500	Cash	N/A
Jan. 29/01	Common Shares	Option Exercise	12,000	$2.10	$25,200	Cash	N/A
Jan. 29/01	Common Shares	Option Exercise	72,400	$2.09	$151,316	Cash	N/A
Feb. 1/01	Common Shares	Option Exercise	36,000	$2.09	$ 75,240	Cash	N/A
Feb. 5/01	Common Shares	Option Exercise	48,662	$2.10	$102,190	Cash	N/A
Feb. 5/01	Common Shares	Option Exercise	2,638	$2.00	$ 5,276	Cash	N/A
Feb. 7/01	Common Shares	Option Exercise	10,961	$2.10	$ 23,018	Cash	N/A
Feb. 7/01	Common Shares	Option Exercise	739	$2.00	$ 1,478	Cash	N/A
Feb. 21/01	Common Shares	Option Exercise	38,320	$2.10	$ 80,472	Cash	N/A
Feb. 21/01	Common Shares	Option Exercise	2,580	$2.00	$ 5,160	Cash	N/A
Feb. 26/01	Common Shares	Option Exercise	37,944	$2.10	$ 79,682	Cash	N/A
Feb. 26/01	Common Shares	Option Exercise	2,556	$2.00	$ 5,112	Cash	N/A
Mar. 1/01	Common Shares	Option Exercise	45,064	$2.10	$ 94,634	Cash	N/A
Mar. 1/01	Common Shares	Option Exercise	3,036	$2.00	$ 6,072	Cash	N/A
Mar. 5/01	Common Shares	Option Exercise	22,672	$2.10	$ 47,611	Cash	N/A
Mar. 5/01	Common Shares	Option Exercise	1,528	$2.00	$ 3,056	Cash	N/A
Mar. 7/01	Common Shares	Warrant Exercise	10,000	$1.50	$15,000	Cash	N/A
Mar. 12/01	Common Shares	Option Exercise	32,042	$2.10	$ 67,288	Cash	N/A
Mar. 12/01	Common Shares	Option Exercise	2,158	$2.00	$ 4,316	Cash	N/A
Mar. 15/01	Common Shares	Option Exercise	31,011	$2.10	$ 65,123	Cash	N/A
Mar. 15/01	Common Shares	Option Exercise	2,089	$2.00	$ 4,178	Cash	N/A
Mar. 16/01	Common Shares	Warrant Exercise	30,000	$1.50	$ 45,000	Cash	N/A
Mar. 19/01	Common Shares	Option Exercise	20,611	$2.10	$ 43,283	Cash	N/A
Mar. 19/01	Common Shares	Option Exercise	1,389	$2.00	$ 2,778	Cash	N/A
Mar. 22/01	Common Shares	Option Exercise	7,214	$2.10	$ 15,149	Cash	N/A
Mar. 22/01	Common Shares	Option Exercise	486	$2.00	$ 972	Cash	N/A

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds	Type of Consideration	Commission
Mar. 27/01	Common Shares	Option Exercise	12,500	$2.10	$ 26,250	Cash	N/A
Mar. 29/01	Common Shares	Option Exercise	11,957	$2.10	$ 25,110	Cash	N/A
Mar. 29/01	Common Shares	Option Exercise	543	$2.00	$ 1,086	Cash	N/A
Apr. 6, 2001	Common Shares	Warrant Exercise	3,000	$1.50	$ 4,500	Cash	N/A
Apr. 10, 2001	Common Shares	Option Exercise	800	$2.10	$ 1,680	Cash	N/A
Apr. 18, 2001	Common Shares	Option Exercise	4,066	$2.00	$ 8,132	Cash	N/A
Apr. 18, 2001	Common Shares	Option Exercise	49,534	$2.10	$ 104,021	Cash	N/A
Apr. 18, 2001	Common Shares	Warrant Exercise	7,000	$1.50	$ 10,500	Cash	N/A
Apr. 24, 2001	Common Shares	Option Exercise	2,192	$2.00	$ 4,384	Cash	N/A
Apr. 24, 2001	Common Shares	Option Exercise	26,708	$2.10	$ 56,087	Cash	N/A
May 2, 2001	Common Shares	Option Exercise	15,000	$1.90	$ 28,500	Cash	N/A
May 7, 2001	Common Shares	Option Exercise	8,500	$1.90	$ 16,150	Cash	N/A
May 8, 2001	Common Shares	Option Exercise	13,800	$1.90	$26,220	Cash	N/A
May 11, 2001	Common Shares	Option Exercise	44,700	$1.90	$ 84,930	Cash	N/A
May 24, 2001	Common Shares	Option Exercise	166,900	$1.90	$ 317,110	Cash	N/A
May 29, 2001	Common Shares	Option Exercise	61,800	$1.90	$ 117,420	Cash	N/A
May 31, 2001	Common Shares	Option Exercise	5,000	$2.50	$ 12,500	Cash	N/A
May 31, 2001	Common Shares	Option Exercise	38,500	$1.90	$ 73,150	Cash	N/A
May 31, 2001	Common Shares	Warrant Exercise	15,000	$1.50	$ 22,500	Cash	N/A
May 31, 2001	Common Shares	Warrant Exercise	7,000	$1.50	$ 10,500	Cash	N/A
June 14, 2001	Common Shares	Option Exercise	1,000	$1.90	$ 1,900	Cash	N/A
June 15, 2001	Common Shares	Warrant Exercise	30,000	$1.50	$ 45,000	Cash	N/A
June 25, 2001	Common Shares	Private Placement	764,000 (1)	$1.97	$1,505,080	Cash	$ 5,452
June 25, 2001	Share Purchase Warrants	Private Placement	764,000 (1)	--	--	--	--
June 25, 2001	Common Shares	Finder's Fee	24,570 (2)	$1.97	--	Finder's Fee	N/A
June 25, 2001	Share Purchase Warrants	Finder's Fee	24,570 (2)	--	--	Finder's Fee	N/A

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds	Type of Consideration	Commission
July 6, 2001	Common Shares	Warrant Exercise	10,000	$1.50	$ 15,000	Cash	N/A
July 24, 2001	Common Shares	Warrant Exercise	86,666	$1.50	$ 129,999	Cash	N/A
Aug. 29, 2001	Common Shares	Property Acquisition	400,000	$2.30	$ 920,000	Property Acquisition	N/A
Sept. 24, 2001	Common Shares	Warrant Exercise	15,000	$1.50	$ 22,500	Cash	N/A
Sept. 25, 2001	Common Shares	Option Exercise	107,967	$1.90	$ 205,137	Cash	N/A
Sept. 28, 2001	Common Shares	Option Exercise	8,800	$1.90	$ 16,720	Cash	N/A
Oct. 1, 2001	Common Shares	Property Acquisition	600,000 (3)	$3.27	$1,962,000	Property Acquisition	N/A
Oct. 1, 2001	Share Purchase Warrants	Property Acquisition	600,000 (3)	--	--	--	--
Oct. 2, 2001	Common Shares	Option Exercise	57,700	$2.50	$ 144,250	Cash	N/A
Oct. 9, 2001	Common Shares	Option Exercise	77,300	$2.50	$ 193,250	Cash	N/A
Oct. 15, 2001	Common Shares	Warrant Exercise	35,000	$1.50	$ 52,500	Cash	N/A
Oct. 29, 2001	Common Shares	Private Placement	1,150,000(4)	$2.60	$2,990,000	Cash	$ 11,700
Oct. 29, 2001	Share Purchase Warrants	Private Placement	1,150,000(4)	--	--	--	--
Oct. 29, 2001	Common Shares	Finder's Fee	34,700 (5)	$2.60	--	Finder's Fee	N/A
Oct. 29, 2001	Share Purchase Warrants	Finder's Fee	34,700 (5)	--	--	Finder's Fee	--
Oct. 31, 2001	Common Shares	Warrant Exercise	15,000	$1.50	$ 22,500	Cash	N/A
Nov. 13, 2001	Common Shares	Warrant Exercise	1,188,334	$1.50	$1,782,501	Cash	N/A
Nov. 15, 2001	Common Shares	Warrant Exercise	28,125	$2.32	$ 65,250	Cash	N/A
Nov. 20, 2001	Common Shares	Option Exercise	7,702	$1.90	$ 14,634	Cash	N/A
Nov. 23, 2001	Common Shares	Option Exercise	35,800	$1.90	$ 68,020	Cash	N/A
Nov. 27, 2001	Common Shares	Option Exercise	46,005	$1.90	$ 87,410	Cash	N/A
Nov. 29, 2001	Common Shares	Option Exercise	74,148	$1.90	$ 140,881	Cash	N/A
Dec. 3, 2001	Common Shares	Option Exercise	11,996	$1.90	$ 22,792	Cash	N/A
Dec. 3, 2001	Common Shares	Warrant Exercise	55,000	$1.50	$ 82,500	Cash	N/A
Dec. 3, 2001	Common Shares	Warrant Exercise	53,719	$2.32	$ 124,628	Cash	N/A

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds	Type of Consideration	Commission
Dec. 5, 2001	Common Shares	Option Exercise	89,774	$2.09	$ 187,628	Cash	N/A
Dec. 5, 2001	Common Shares	Warrant Exercise	100,000	$1.50	$ 150,000	Cash	N/A
Dec. 5, 2001	Common Shares	Warrant Exercise	19,156	$2.32	$ 44,442	Cash	N/A
Dec. 7, 2001	Common Shares	Option Exercise	33,000	$.210	$ 69,300	Cash	N/A
Dec. 7, 2001	Common Shares	Option Exercise	78,226	$2.09	$ 163,492	Cash	N/A
Dec. 14, 2001	Common Shares	Option Exercise	5,156	$2.00	$ 10,312	Cash	N/A
Dec. 14, 2001	Common Shares	Option Exercise	57,744	$2.10	$ 121,262	Cash	N/A
Dec. 17, 2001	Common Shares	Warrant Exercise	25,000	$2.32	$ 58,000	Cash	N/A
Dec. 18, 2001	Common Shares	Option Exercise	9,557	$2.00	$ 19,114	Cash	N/A
Dec. 18, 2001	Common Shares	Option Exercise	107,043	$2.10	$ 224,790	Cash	N/A
Dec. 19, 2001	Common Shares	Option Exercise	12,707	$1.90	$ 24,143	Cash	N/A
Dec. 20, 2001	Common Shares	Option Exercise	3,902	$2.00	$ 7,804	Cash	N/A
Dec. 20, 2001	Common Shares	Option Exercise	43,698	$2.10	$ 91,766	Cash	N/A
Dec. 21, 2001	Common Shares	Option Exercise	4,082	$2.00	$ 8,164	Cash	N/A
Dec. 21, 2001	Common Shares	Option Exercise	45,718	$2.10	$ 96,008	Cash	N/A

(1) The Private Placement was comprised of 764,000 units @ $1.97. Each unit was comprised of 1 common share and 1 common share purchase warrant exercisable at $2.32 for two years.

(2) A Finders' Fee of 24,570 units @ $1.97 was paid for the Private Placement.

(3) Under a Purchase Agreement with Kinross Gold USA, Inc. Silver Standard issued 600,000 units at $3.27. Each unit was comprised of 1 common share and 1 common share purchase warrant exercisable at $3.50 until October 1, 2002.

(4) The Private Placement was comprised of 1,150,000 units @ $2.60. Each unit was comprised of 1 common share and 1 common share purchase warrant exercisable at $3.00 until October 29, 2003.

(5) A Finders' Fee of 34,700 units @ $2.60 was paid for the Private Placement.

Total Common Shares Issued during the twelve months ended December 31, 2001: 6,647,495
Total Warrants Issued during the twelve months ended December 31, 2001: 2,573,270

(b) Options Granted During the Twelve months ended December 31, 2001:

Date of Grant	Name of Optionee	No. of Optioned Shares	Exercise Price	Expiry Date
Aug. 17, 2001	R.E. Gordon Davis	42,500	$2.50	Aug. 16, 2006
Aug. 17, 2001	Michelle Hawkey	10,000	$2.50	Aug. 16, 2006
Aug. 17, 2001	Max Holtby	39,500	$2.50	Aug. 16, 2006
Aug. 17, 2001	David Johnston	43,500	$2.50	Aug. 16, 2006
Aug. 17, 2001	Michael Kusnezov	18,000	$2.50	Aug. 16, 2006

Date of Grant	Name of Optionee	No. of Optioned Shares	Exercise Price	Expiry Date
Aug. 17, 2001	Paul LaFontaine	40,500	$2.50	Aug. 16, 2006
Aug. 17, 2001	Ken McNaughton	62,000	$2.50	Aug. 16, 2006
Aug. 17, 2001	William Meyer	42,500	$2.50	Aug. 16, 2006
Aug. 17, 2001	Ross Mitchell	57,000	$2.50	Aug. 16, 2006
Aug. 17, 2001	Tove Pedersen	15,000	$2.50	Aug. 16, 2006
Aug. 17, 2001	Ian Pringle	7,500	$2.50	Aug. 16, 2006
Aug. 17, 2001	Robert Quartermain	225,000	$2.50	Aug. 16, 2006
Aug. 17, 2001	Alex Ritchie	42,500	$2.50	Aug. 16, 2006
Aug. 17, 2001	Linda Sue	39,500	$2.50	Aug. 16, 2006
Nov. 7, 2001	R.E. Gordon Davis	12,600	$3.01	Nov. 6, 2006
Nov. 7, 2001	Michelle Hawkey	2,500	$3.01	Nov. 6, 2006
Nov. 7, 2001	Max Holtby	20,600	$3.01	Nov. 6, 2006
Nov. 7, 2001	David Johnston	12,400	$3.01	Nov. 6, 2006
Nov. 7, 2001	Michael Kusnezov	16,500	$3.01	Nov. 6, 2006
Nov. 7, 2001	Paul LaFontaine	12,500	$3.01	Nov. 6, 2006
Nov. 7, 2001	Ken McNaughton	55,600	$3.01	Nov. 6, 2006
Nov. 7, 2001	William Meyer	12,600	$3.01	Nov. 6, 2006
Nov. 7, 2001	Ross Mitchell	27,800	$3.01	Nov. 6, 2006
Nov. 7, 2001	Joseph Ovsenek	50,000	$3.01	Nov. 6, 2006
Nov. 7, 2001	Tove Pedersen	5,000	$3.01	Nov. 6, 2006
Nov. 7, 2001	Ian Pringle	3,600	$3.01	Nov. 6, 2006
Nov. 7, 2001	Robert Quartermain	186,200	$3.01	Nov. 6, 2006
Nov. 7, 2001	Alex Ritchie	12,600	$3.01	Nov. 6, 2006
Nov. 7, 2001	Linda Sue	19,500	$3.01	Nov. 6, 2006
	TOTAL	**1,135,000**		

4. Summary of Securities as at December 31, 2001:

(a)	Authorized Capital	100,000,000 no par value common shares
(b)	Issued and Outstanding	30,913,953 common shares
	Amount	$ 66,108,000

(c)

Options Outstanding		
Number	Exercise Price	Expiry Date
50,000	$2.50	October 7, 2004
40,797	$2.10	April 17, 2005
2,303	$2.00	May 16, 2005
20,000	$2.09	June 5, 2005
144,675	$1.90	Dec. 28, 2005
685,000	$2.50	August 16, 2006
450,000	$3.01	November 6, 2006
1,392,775		

Share Purchase Warrants Outstanding		
Number	Exercise Price	Expiry Date
600,000	$3.50	October 1, 2002
113,000	$1.50	Nov. 9, 2002
662,570	$2.32	June 25, 2003
1,184,700	$3.00	October 29, 2003
2,560,270		

Brokers Warrants Outstanding		
Number	Exercise Price	Expiry Date
NIL.		

(d) Total number of shares in escrow: Nil
Total number of shares subject to a pooling agreement: Nil

5. List of Directors and Officers as at April 12, 2002:

Directors:

R.E. Gordon Davis
David L. Johnston
Catherine McLeod-Seltzer
William Meyer
Robert A. Quartermain

Officers:

Robert A. Quartermain	President
Kenneth McNaughton	Vice President, Exploration
Ross A. Mitchell	Vice President, Finance
Linda J. Sue	Corporate Secretary

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT
SCHEDULE "C" – MANAGEMENT DISCUSSION AND ANALYSIS
For the Twelve Months Ended December 31, 2001

TO THE SHAREHOLDERS:

It is with pleasure that I report to you in this, our 55th year since incorporation, and another year of growth for Silver Standard. We added over 150 million ounces of silver resources to our asset base since 2000 by acquiring new projects in the silver belts of South America and by expanding resources at current projects through on-site exploration. This growth reflects our objective of further enhancing Silver Standard as the purest leveraged silver company based on metal asset distribution (silver, gold and base metals). Silver Standard already provides shareholders with a leveraged unexpiring call option on silver, one that was strengthened in 2001 through acquisitions and exploration programs with high rates of technical success guided by an experienced and entrepreneurial management team.

Let's review our growth. At Manantial Espejo in southern Argentina, we invested over $2 million on drilling and related costs that continued to encounter impressive results – many assays exceeded 100 ounces of silver per ton over mineable widths. At Karina/Union (one of the three mineralized zones with defined resources at Manantial), we increased measured and indicated silver and gold resources by 25% within 200 metres of surface as a result of work completed in 2000 and 2001. We believe these near-surface results will enhance the economic viability of this project and improve the resource we have outlined to date.

Elsewhere in Argentina, we concluded a deal with Pacific Rim Mining Corp. in which we acquired 100% of the Diablillos silver-gold project that contains inferred resources of 97 million ounces of silver and 815,000 ounces of gold (138 million ounces of silver-equivalent). Our acquisition cost, spread over three years, works out to less than US$0.025 per silver-equivalent resource ounce, and Diablillos complements the silver-dominant property portfolio we are developing.

Argentina, of course, has been in the news through late 2001 and into 2002 due to its economic issues. The Argentine peso was recently devalued to 2.0 pesos for each U.S. dollar. At the writing of this report, some of the uncertainties have dissipated and Argentina – with a lower cost base - will remain an attractive place for Silver Standard to invest.

That said, we have been prudent in minimizing country exposure at Manantial and welcome Pan American Silver Corp. as our joint venture partner, replacing Black Hawk Mining Inc. which is selling its interest. As of the writing of this report, the transaction is subject to closing. Pan American is a well-known silver producer and its desire to acquire a half interest in the Manantial project, by matching our exploration expenditures to date, speaks to its quality as a new mine candidate when silver prices improve.

With our work commitment at Manantial shared with Pan American Silver, working capital has been freed up to pursue the Challacollo and San Marcial silver-gold projects. In late 2001, we optioned Challacollo in northern Chile and Gold-Ore's San Marcial project in western Mexico. Our initial assessment of both projects was that they could host a minimum of 20 million ounces each, and potentially much more. As a result, we completed extensive sampling in Challacollo's underground workings to verify resource data and drill-tested the property in early 2002 over portions of the largely untested 2,000 metres of strike. We have completed a seven-hole program and assay results are encouraging, including hole 4 which intersected 79 feet grading 10.8 ounces of silver per ton. Surface mapping and underground sampling from Challacollo confirms our initial view that it is a high quality property with good accessibility and wide mineralized zones. With potential for significant expansion of silver resources, Challocollo is now a priority exploration project.

Silver Standard has also staked two silver properties with underground development in northern Chile. Both are located south of Challacollo in a region that has seen little modern exploration for significant silver projects.

Drilling of San Marcial, located east of Mazatlan in geology similar to Corner Bay Silver's project now in feasibility, will conclude in April.

On our wholly-owned Shafter project in Texas, we have just received the water discharge permit. We now hold all nine permits necessary to place the mine into production with higher silver prices. Permitting a modern mining operation in the United States is not an easy undertaking. I wish to express my appreciation to all of those employees and consultants who have worked so diligently over the last few years to ensure that Shafter will meet all federal and state mining and environmental regulations.

To complement the fact that we now have all of the necessary permits, we have taken an option on the 16:1 Mill, an 800 ton-per-day flotation mill at Silver Peak, Nevada previously owned by Sunshine Mining Company. The Shafter property was permitted with the intention of using the 16:1 mill as the operational equipment for the project. We have a three-year option to purchase the 16:1 mill for a total of US$350,000, a fraction of the cost of building a new facility. Kappes, Cassidy, a well-recognized engineering firm based in Reno, Nevada, provided engineering advice in the assessment and applicability of the 16:1 mill to the silver mineralization and proposed operation at Shafter. The acquisition of a low-cost mill is not as exciting as some of our drilling results on other properties in 2001 but it is an example of our consistent and pragmatic approach in investing available capital to prepare our projects for production when the inevitable silver price increases occurs.

In 2001, at the 100%-owned Bowdens silver project in Australia, we continued baseline studies such as monitoring air and water quality, and reported a 10% increase in resources based on recent drilling. This project requires further infill drilling, a program we are planning in the fall of 2002, in order to complete a feasibility study.

The 100%-owned, gold-dominant Sulphurets project in northern British Columbia has climatic and access challenges to its development, making it a high-cost, year-round operation. Since it is not a core asset, we have agreed to accept a cash offer and, subject to receipt of all environmental sign-offs, our plan is to monetize this asset in 2002. The US$3.8 million that we expect to receive from this sale will more than offset cash requirements for the purchase prices of Challacollo and San Marcial combined. Consequently, we see the Sulphurets sale as a trade that provides accretive growth at no cost.

Our plans for 2002 include an aggressive drill program at Manantial in Argentina to outline a measured resource as a prelude to a feasibility study. At Bowdens we will continue infill drilling to advance this project's feasibility study. The low Australian dollar relative to the Canadian and US dollars has increased the project's economic attractiveness and it is prudent for us to accelerate our activities while North American currencies are stronger. Results from Challacollo show that this property can host a substantial silver resource and we will continue drilling only 700 metres of the Lolon vein's 2,000 metre strike length has been tested. We will follow up drilling results from the San Marcial property. We expect to conclude the sale of Sulphurets and we will continue to work with Kinross Gold Corporation to complete reclamation at the Candelaria Mine in Nevada.

If we are successful in outlining the resources we anticipate at Challacollo and San Marcial, through 2002, without further acquisitions, we should have 450 million ounces of silver and over 1.5 million ounces of gold in measured-indicated-inferred resources to our account. The graph to the right, is another measure of growth that shows our success in turning optioned silver resources into shareholder-owned ounces. This is also reflected on our balance where assets have increased 45% from $31 million in December 2000 to $45 million in December 2001.

Assuming we exercise the options to acquire the Challacollo and San Marcial properties, we will then hold direct interests in all seven core projects, subject only to underlying royalties. In that event, the company's distribution of gold and silver metals would be 80% silver and 20% gold on seven major projects distributed among favourable geological settings and political jurisdictions. With a strong balance sheet anticipated during 2002, we will continue to look for new opportunities that may currently be uneconomic, yet with an improved silver price can be mined profitably and provide cash flow. To maintain high leverage to silver on a per share basis, we plan to keep acquisition costs at pennies per resource ounce.

So What About Silver?

CPM Group of New York and the Silver Institute in Washington, D.C., both of which are supported financially by Silver Standard, indicate that the supply/demand deficit for silver in 2001 was about 76 million ounces and projected for 2002 at 97 million ounces. Low prices for copper, lead/zinc and gold have helped to subdue mine production and, as a result, have lowered growth of silver by-product production.

Metal prices are too low to warrant financing of new large-scale mining operations and, as a result, the deficit will be met by continuing dishoarding of undisclosed stockpiles. Since 1991, over 1.5 billion ounces of silver has been provided by unknown stockpiles. With silver trading in the US$4.50 per ounce range, a near all-time low in inflation-adjusted terms, we see a significant price increase as inevitable.

Because of silver's versatility, new uses are growing, ranging from advanced applications in superconductors and other electrical applications in superconductors and other electrical applications to biocides for wood preservation and anti-fouling coatings. Existing markets continue to grow too. Of interest is the fact that silver usage in photography increased in the United States in 2001, showing that whatever inroads digital cameras have made, they remain limited. It is projected, that at least for the next five years, we will see growth in silver usage in the photographic industry. This can only bode well for an ultimate increase in the price through its consistent demand and depletion of surface stockpiles.

Financial Strength Grows

In addition to our technical and acquisition successes in 2001, trading of our common shares also performed well on the Nasdaq SmallCap Market and Canadian Venture Exchange. Our share price doubled from January at US$1.34 to US $2.70 at year-end. Growth from new opportunities, successful drilling at Manantial and the firming of silver prices late in the year all contributed to investor interest. During 2001, we traded well over 30 million shares, impressive for a company with only 31 million shares outstanding at year-end. This shows growing liquidity and trading an average of 210,000 shares per day in the last quarter.

Through two private placements, the exercise of warrants and stock options, we raised $11.1 million, finishing the year with no debt and $5.5 million in working capital. In 2002, we expect to increase working capital through anticipated financings based on market strength, exercise of warrants and sales of non-core assets, providing us with a strong balance sheet in order to aggressively pursue new acquisitions. We continue to maintain low overheads exclusive of our shareholder and investor relations activities that remain an important part of maintaining contact with our 10,000-plus shareholders in all parts of the world. Our administration costs, less shareholder and investor relations, are currently $700,000 per year, a figure that includes salaries for seven full-time employees. As well as full-time staff, we have an active board of directors and we are pleased that Catherine McLeod-Seltzer has joined the board. With many years of executive and financing experience in the resource sector, she is a welcome addition.

Alex Ritchie has decided to retire from the Board this year. Alex joined the company as a metallurgist in 1949 at the Silver Standard Mine in northern British Columbia. He served as president from 1972 to 1984 and has been on our board for 30 years, ending a constructive and loyal 53 year association with the company. On behalf of our shareholders and staff, I wish to thank Alex for his valuable contributions to Silver Standard over these many years.

September 11th is a date that is forever branded in our collective consciousness. We were all affected by the atrocities of that day. To our many American shareholders and friends, some of whom were directly affected, we offer our thoughts and condolences.

Your trust in us as good stewards of assets is a trust that we take seriously. We work closely with technical experts in all disciplines that affect the company, including our auditors, to ensure our reports, financial statements and notes accurately reflect the company's assets. Our statements are based on Canadian generally accepted accounting principles (GAAP) and they include reconciliation to U.S. GAAP.

MANAGEMENT DISCUSSION, ANALYSIS AND FINANCIAL REVIEW

FINANCIAL RESULTS

For the year ended December 31, 2001, the company incurred a loss of $3,377,000 ($0.13 per share) compared to a loss of $1,705,000 ($0.08 per share) in 2000 and $1,264,000 ($0.07 per share) in 1999. The larger loss in 2001 relates to mineral property costs written off.

Expensed exploration and mineral property costs including reclamation were $2,052,000 for the year compared to $571,000 in 2000 and $474,000 in 1999. Property examination and exploration expenditures were $107,000 during 2001, down from $174,000 in 2000 and $320,000 in 1999, reflecting a greater emphasis on acquistions. In 2001, the El Asiento mineral property was written off ($1,744,000). In 2000, the Nickel Mountain property was written off ($68,000). There were no property write-offs in 1999. Reclamation costs expensed in 2001 were $201,000 compared to $329,000 in 2000 and $154,000 in 1999. The company continued its reclamation activities on the Duthie property in British Columbia with the reduction in expenditures due to less work completed because of poor weather.

Expenses were $1,517,000 during 2001 compared to $1,418,000 in 2000 and $936,000 in 1999. The increase during 2001 related to general and administrative costs which were $1,105,000 or $113,000 over the comparable period in 2000. Costs associated with the annual and quarterly reports were $38,000 greater than the previous year due to higher annual report production and mailing costs resulting from a larger shareholder base. Investor relation salaries were $66,000 higher than the previous period due to the end of cost sharing with a related company and greater investor relations activity. There were two main reasons for the increase in expenses in 2000 over the comparable period in 1999. A total of $363,000 was a non-recurring item associated with the mailing of a widely distributed financial publication on the prospects for silver, in which Silver Standard was discussed, and $52,000 related to a non-recurring pension obligation to a senior officer of the company.

Other income totalled $192,000 in 2001 compared to $284,000 in 2000 and $146,000 in 1999. Lower cash balances available for investment and lower interest rates were the contributing factors for the $28,000 reduction in investment income in 2001 compared to 2000. In 2000, higher cash balances available for investment throughout the year was the main reason for the $137,000 increase in investment income during the year. Also in 2000, a $94,000 gain was recorded on the sale of mineral properties resulting from the business combination with Newhawk Gold Mines Ltd. In 1999, a net gain of $119,000 was recorded when the shares of a subsidiary that held the Tuscarora gold interest were sold to a third party.

FINANCIAL POSITION AND LIQUIDITY

OPERATING CASH FLOW

Cash flow from operations, after allowing for the effect of changes in non-cash working capital items, was a use of $1,646,000 in 2001, compared to uses of $1,996,000 in 2000 and $1,137,000 in 1999.

INVESTING ACTIVITIES

In 2001, the company continued its focus on acquiring and advancing silver projects. A total of $4,591,000 in cash was spent on mineral property costs that were deferred, compared to $2,623,000 in 2000 and $3,068,000 in 1999. During 2001, the most active projects included Manantial Espejo at $2,312,000 (2000 - $1,652,000; 1999 - $2,056,000); Shafter at $804,000 (2000 - $267,000; 1999 – nil); Candelaria, $550,000 (2000 - $379,000; 1999 – nil); and Bowdens, $670,000 (2000 - $325,000; 1999 – $860,000).

Cash spent on acquisition activities during 2001 totalled $2,625,000 (2000 - $1,024,000; 1999 – ($1,722,000)). Cash costs for acquisitions during 2001 included $2,404,000 relating to the Diablillos property, $104,000 to the Candelaria property and $117,000 to the Sulphurets property. In 2000, $1,024,000 in cash was spent on the Shafter property and in 1999, $1,722,000 in cash was acquired on the acquisition of Newhawk Gold Mines Ltd.

FINANCING ACTIVITIES

During 2001, the company raised a total of $11,174,000 compared to $5,901,000 in 2000 and $3,132,000 in 1999. The components of the amounts raised during the year include: $4,495,000 from two private placements (2000 - $2,450,000; 1999 - $1,860,000); $3,976,000 from the exercise of stock options (2000 - $1,413,000; 1999 - $176,000) and $2,703,000 from the exercise of warrants (2000 - $2,038,000; 1999 - $1,096,000).

CASH RESOURCES AND LIQUIDITY

As at December 31, 2001, cash and cash equivalents amounted to $5,577,000. This compares to $3,309,000 in 2000 and $2,925,000 in 1999.

The major cash commitments and obligations for the company in 2002 are property option and expenditure commitments of approximately $4,200,000 and corporate and administration of $1,100,000. Of the property obligations, $1,700,000 relates to the Manantial Espejo property and the balance of $2,500,000 relates to elective expenditures on other properties including reclamation.

At December 31, 2001, the company had working capital of $5,520,000 compared to $3,145,000 in 2000 and $2,706,000 in 1999. In addition, subsequent to December 31, 2001, $1,484,000 in warrants and stock options have been exercised to the middle of March 2002. This strong working capital position, the exercised warrants and options, the unexercised "in-the-money" warrants and options, the successful closing of the sale of the Sulphurets property and the sale of a 50% interest in Manantial Espejo, will provide the company with sufficient funds to meet all its obligations and planned expenditures over the coming year.

AQUSITIONS AND DISPOSALS

In April 2001, the company exercised its option to acquire 100% of the Candelaria property for total consideration of $2,692,000 comprised of a cash payment of $104,000, an issuance of 600,000 common shares valued at $1,962,000, an issuance of 600,000 common share purchase warrants valued at $326,000 and an issuance of a $300,000 non-interest-bearing promissory note.

In August 2001, the company acquired a 20% direct interest in the Manantial Espejo property by issuing 400,000 common shares valued at $920,000. The company then transferred half of this interest (representing 10% valued at $460,000) and cash of $125,000 in exchange for a 40% direct interest in the Sulphurets property, giving the company a 100% interest in Sulphurets. The net allocation of the $528,000 purchase cost of the 40% Sulphurets interest was $499,000 to the Sulphurets property, $21,000 to working capital (including $8,000 cash) and $8,000 for reclamation deposits. In November 2001, the company entered into an option agreement to sell its entire investment in the Sulphurets project and two other properties, for $3,800,000.

In November 2001, the company acquired 100% of Pacific Rim Argentina, a company which owns the Diablillos property in Argentina, for a total consideration of $5,430,000. The allocation of the purchase price was $5,433,000 and $3,000 for a provision for reclamation.

In February 2002, the company entered into an agreement with Black Hawk Mining whereby the company will purchase Black Hawk's remaining interest in the Manantial Espejo property for US $2,000,000 in cash or common shares of Pan American Silver Corp. This transaction will give the company a 100% interest in the property. The company concurrently entered into an agreement with Pan American to vend a 50% interest in the property for US $2,000,000 in cash or common shares. Pan American will pay 50% of the project costs from January 1, 2002 and contribute the first US $3,000,000 towards mine construction once a production decision is made. Both agreements are subject to regulatory approvals and are subject to closing on or before March 31, 2002. On closing, Silver Standard will hold a 50% interest in Manantial Espejo.

In 2000, the company acquired 100% of Silver Assets, Inc., a public company incorporated in California. Silver Assets held a 90.56% interest in Rio Grande Mining Company which holds the Shafter silver project in Texas. The company has accounted for the acquisition as a purchase of 100% of Silver Assets, for total cash consideration of US $694,000 (CDN $1,024,000). In early 2002, the remaining minority stockholders of Rio Grande were acquired by Silver Assets. Silver Standard now holds a 100% interest in the Shafter project, subject to underlying royalties.

In 1999, the company acquired all the outstanding shares of Newhawk Gold Mines Ltd. by issuance of 2,285,451 common shares with a fair value of $5,142,000 ($2.25 per share).

RISKS AND UNCERTAINTIES

The company is in the process of acquiring and exploring silver mineral properties and, as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital-intensive and subject to fluctuations in metal prices, foreign exchange and interest rates. There is no certainty that properties the company has deferred as assets on its consolidated balance sheet will be realized. There is political risk in areas where the company operates.

Many of these risks and uncertainties are beyond the company's control; however, the goal of the Board of Directors and management is to identify these and other risks that could adversely affect the company and to adopt appropriate strategies to ensure its viability and growth. The main strengths of the company in meeting these challenges include a sufficient working capital position and an experienced management team.

OUTLOOK

In 2002, Silver Standard will continue to record a net loss from operations. The company plans exploration drilling programs at the Manantial Espejo, Challacollo and San Marcial properties. At Bowdens, the company will continue infill drilling to advance the project's feasibility study. The company also expects to conclude the sale of the Sulphurets property and the purchase from Black Hawk of its 90% direct interest in the Manantial Espejo property and concurrent sale of 50% of this property to Pan American Silver Corp. At the Candelaria Mine in Nevada, the company will continue to work with Kinross Gold Corporation to complete pad and pond reclamation. Work on the Diablillos and Shafter properties will be kept to a minimum pending improvement in silver prices. With its strong working capital position and proceeds from the exercise of share purchase warrants and options, the company will be able to meet all of its obligations. The company will also continue to look for new business opportunities.

SUBSEQUENT EVENTS

1. On March 27, 2002, the company closed its acquisition of Black Hawk Mining Inc.'s remaining interest in the Manantial Espejo project in southern Argentina by acquiring all of the shares of Compania Minera Altovalle S.A. and Minera Triton S.A. Altovalle and Minera Triton collectively own the Manantial Espejo silver-gold project. Concurrently, the company closed an agreement with Pan American Silver Corp. whereby Pan American purchased a 50% direct interest in Manantial Espejo by acquiring half of the shares of Altovalle and Minera Triton.

   Pan American's acquisition cost was US$708,750 cash and 231,511 common shares (valued at US$1,250,000) which become free trading after a four-month hold period expires on July 27, 2002. The cash and common shares were paid to Black Hawk. Pan American and the company also shared equally a US$200,000 expense to eliminate a 1.2% net smelter royalty on the property.

   The company and Pan American have entered into a joint venture agreement and will share equally ongoing exploration costs. The company will manage the exploration phase and Pan American will manage feasibility and mine construction. In recognition of the company's historic exploration expenditures, Pan American will contribute the first $3 million toward mine construction once a production decision is made. During mine production, the companies will form a joint venture company for operations and all costs will be shared equally.

2. On April 1, 2002, the company announced a private placement of up to 4,000,000 units at a price of $4.00 per unit, subject to Canadian Venture Exchange approval. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable on payment of $4.80 into one common share of the company for a period of two years. Finder's fees of up to 7.0% are payable in units or cash on portions of the private placement. Broker's warrants are also payable on portions of the private placement.

3. See Note 20 of Schedule "A" Audited Financial Statements as at December 31, 2001.